Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL THURSDAY, FEBRUARY 21, 2008 AT 8:30 A.M. (ET)

– Management to discuss fourth quarter financial results –

LAVAL, Québec (February 12, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Thursday, February 21 at 8:30 a.m. (ET) to discuss its fourth quarter 2007 financial results. Labopharm will report its fourth quarter 2007 financial results via news release at approximately 7:00 a.m. the same day.

To access the conference call by telephone, dial 416-644-3418 or 1-800-732-0232. Please connect approximately 15 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Thursday, February 28, 2008 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21260670#.

A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company's shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com